

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

September 28, 2017

John D. Schmitz
Chairman and Chief Executive Officer
Select Energy Services, Inc.
1820 North I-35, P.O. Box 1715
Gainesville, Texas 76241

> **Re:     Select Energy Services, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed September 8, 2017**
> **File No. 001-38066**

Dear Mr. Schmitz:

   We have limited our review of your filing to those issues we have addressed in our comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Statements, page F-2

Note 3 – Unaudited Pro Forma Condensed Combined Balance Sheet Adjustment, page F-13

1.     Revise to provide a qualitative description of the factors that make up the goodwill recognized on a pro forma basis in connection with the acquisition consistent with FASB ASC 805-30-50-1a.  In addition, separately disclose each significant class of intangible asset recognized on a pro forma basis.

Note 4 – Unaudited Pro Forma Condensed Combined Statements of Operations Adjustments, page F-17

2.     Expand the description for adjustment 4(b) to explain why the Rockwater 144A offering resulted in a reduction to pro forma interest expense.

3.      Revise adjustment 4(g) to disclose the interest rate used to calculate the pro forma impact of the assumed drawdown on your new senior secured credit facility. Include disclosure showing the effect a 1/8 percent variance in interest rates if actual interest rates can vary from those used to calculate the pro forma adjustment.

Note 5 – Items Not Included, page F-21

4.      Tell us why adjustments were not made to your pro forma balance sheet related to estimated transaction costs that are both factually supportable and directly attributable to the mergers. Refer to Rule 11-02(b)(6) of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Ethan Horowitz, Accounting Branch Chief, at 202-551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Attorney-Adviser, at (202) 551-6548 or me at (202) 551-3745 if you have any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director
Office of Natural Resources

cc:     David P. Oelman, Esq.
        Vinson & Elkins LLP